Exhibit 99.3

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

July 20, 2026

In Guadalajara, Jalisco, at 10:00 a.m. on July 20, 2026, at the registered office of Betterware de México, S.A.P.I. de C.V. (the “Company”), the Company’s shareholders met to hold an Ordinary General Shareholders’ Meeting (the “Meeting”), to which they were duly called in accordance with the provisions of the Company’s bylaws pursuant to the call notice published in the Electronic System for Publications of Commercial Companies of the Ministry of Economy on July 2, 2026, a copy of which is attached to the minutes of the Meeting as Exhibit A.

Pursuant to Articles Eighteen and Thirty-Four of the Company’s bylaws, Mr. Luis Germán Campos Orozco acted as chairman of the Meeting, in his capacity of Executive Chairman of the Board of Directors of the Company (the “Chairman”), and Mr. José Raz Guzmán Castro acted as secretary of the Meeting, in his capacity of the secretary of the Board of Directors of the Company (the “Secretary”), in accordance with Article Thirty-Four of the Company’s bylaws.

The Chairman appointed Messrs. Regina Ruiz Canales and Eugenio Ballesteros as tellers (the “Tellers”), who, after accepting their appointments, examined the documents evidencing shareholder status or the corresponding proxy letters, which are attached in a single file to the minutes of the Meeting as Exhibit B, and prepared the attendance list attached hereto as Exhibit C, certifying that 20,202,735 (Twenty million two hundred two thousand seven hundred thirty-five) shares out of the 39,485,053 (Thirty-nine million four hundred eighty-five thousand fifty-three) subscribed and paid-in shares of the Company’s capital stock were represented, in accordance with the attendance list attached hereto as Exhibit C which represent 51.17% (fifty-one point seventeen percent) of the Company’s subscribed and paid-in capital stock.

Based on the certification of the Tellers and pursuant to Article 189 of the General Law of Commercial Companies and Article Thirty-Six of the Company’s bylaws, the Chairman declared the Meeting legally convened and proceeded to read the following:

AGENDA

1.	Proposal, discussion and, if applicable, approval of the payment of dividends.

2.	Proposal, discussion and, if applicable, approval of the reelection, election or removal of the members of the Board of Directors of the Company.

3.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

Once the agenda had been read to the shareholders, they proceeded to address the matters thereunder as follows:

[Minutes of the Ordinary Shareholders’ Meeting of Betterware de México, S.A.P.I. de C.V. held on July, 20, 2026 at 10:00 hours]

1.	Proposal, discussion and, if applicable, approval of the payment of dividends.

In connection with the first item on the agenda, the Chairman of the Meeting informed the shareholders that it is advisable to distribute profits to the shareholders of the Company through the payment of a dividend, on account of the accumulated net taxable profits, in the amount of MXN$250,000,000.00 (Two Hundred Fifty Million Pesos 00/100, Mexican currency).

Thereafter, the Chairman of the Meeting explained to the shareholders that, if the payment of the dividend is approved, proposes that the payment of said dividend be made no later than August 20, 2026, at an exchange rate of MXN$17.5242 M.N., (Seventeen pesos and five thousand two hundred forty-two ten-thousandths National Currency Mexican currency) per United States dollar, legal currency of the United States of America, pursuant to the notice to be delivered by the Company’s management to the New York Stock Exchange (NYSE) in accordance with applicable regulations, against the Accumulated Net Tax Profit account, withholding from each shareholder the applicable taxes in accordance with the tax legislation in force, by wire transfer to the account designated by each shareholder.

Subsequently, the Chairman of the Meeting reminded the shareholders of the Company that, pursuant to the ordinary general shareholders’ meeting of the Company held on April 30, 2026, the payment of a dividend in the amount of MXN$200,000,000.00 (Two Hundred Million Pesos 00/100, Mexican currency) was approved, provided that (a) such amount was distributed on account of the profits generated and remaining, as reflected in the audited financial statements for fiscal year 2025, as such figure was restated in the 2025 consolidated financial statements; and (b) such amount was reflected in the information filed by the Company on Form 6-K with the U.S. Securities and Exchange Commission on May 1, 2026, in accordance with the provisions of the Securities Exchange Act of 1934 of the United States of America under Rules 13a-16 and 15d-16.

Finally, the Chairman informed those present that, upon the termination of Trust 5616 entered into with Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (the “Trust 5616”), the Company’s shares that had been deposited in Trust 5616 were returned to the trustor and shareholder, Campalier, S.A. de C.V. He therefore requests that this termination be noted in connection with the distribution of dividends to be resolved by this Meeting.

After discussion of the foregoing, the represented shareholders adopted the following:

RESOLUTIONS

RESOLVED, to declare the payment of a dividend to the shareholders in a total amount of MXN$250,000,000.00 (Two Hundred Fifty Million Pesos 00/100, Mexican currency), payable in Pesos, Mexican currency, in proportion to their shareholder ownership of the capital stock of the Company, on account of the accumulated net taxable profits of the Company, at an exchange rate of MXN$17.5242 M.N., (Seventeen pesos and five thousand two hundred forty-two ten-thousandths Mexican currency) per United States dollar, legal currency of the United States of America, pursuant to the notice to be delivered by the Company’s management to the New York Stock Exchange (NYSE) in accordance with applicable regulations, and to be paid no later than August 20, 2026, against the accumulated Net Tax Profit account, withholding from each shareholder the applicable taxes in accordance with the tax legislation in force.

[Minutes of the Ordinary Shareholders’ Meeting of Betterware de México, S.A.P.I. de C.V. held on July, 20, 2026 at 10:00 hours]

RESOLVED, to take note that, based on the dividends declared during 2026, including the dividend declared at this Meeting and the accumulated amount of the legal reserve, the Company’s accumulated net taxable profits as of this date has the total amount of MXN$453,033,000.00 (Four Hundred Fifty-Three Million Thirty-Three Thousand Pesos 00/100, Mexican currency).

RESOLVED, to take note of the termination of Trust 5616 with Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (the “Trust 5616”), and therefore the shares that were held in Trust 5616 are now directly owned by the shareholder Campalier, S.A. de C.V.

2.	Proposal, discussion and, if applicable, approval of the reelection, election or removal of the members of the Board of Directors of the Company.

In connection with the second item on the agenda, the Chairman of the Meeting informed the shareholders represented thereat of the advisability of removing and appointing certain members of the Board of Directors of the Company.

After discussion of the foregoing, the represented shareholders adopted the following:

RESOLUTIONS

RESOLVED, to remove Silvia Lucia Dávila Kreimerman and Martín Máximo Werner Wainfeld as independent directors of the Board of Directors of the Company.

RESOLVED, to appoint Juan José Pajón and Arquímedes Celis Ordaz as independent directors of the Board of Directors of the Company, who, being aware of their possible appointment, accepted to fully discharge such duties in the Company.

RESOLVED, to approve the reelection of the remaining members of the Board of Directors of the Company, noting that the composition of the Board of Directors of the Company complies with the applicable provisions of the Company’s bylaws.

RESOLVED, to take note that José Raz Guzmán Castro, in addition to being Secretary of the Board of Directors, also serves as a member of the Board of Directors.

[Minutes of the Ordinary Shareholders’ Meeting of Betterware de México, S.A.P.I. de C.V. held on July, 20, 2026 at 10:00 hours]

In view of the foregoing, the Board of Directors of the Company is composed, effective as of this date, as follows, provided that no alternates are appointed at this time with respect to its members:

Board of Directors of the Company
Name	Position	Alternate
Luis Germán Campos Orozco	Chairman	-
Andrés Campos Chevallier	Director	-
Santiago Campos Chevallier	Director	-
Juan José Pajón	Independent Director	-
Diego Gaxiola Cuevas	Independent Director	-
Federico Clariond Domene	Independent Director	-
Salvador Alva Gómez	Independent Director	-
José de Jesús Valdez Simancas	Independent Director	-
Arquímedes Celis Ordaz	Independent Director	-
José Raz Guzmán Castro	Secretary and member of the Board of Directors of the Company	-

3.	Appointment of special delegates to give effect to and formalize the resolutions adopted at the Meeting.

Finally, the Chairman of the Meeting submitted for discussion the last item on the agenda, in order to appoint special delegates to carry out and formalize the resolutions adopted at the Meeting.

In view of the foregoing, the shareholders discussed the proposal and, by unanimous vote, adopted the following:

RESOLUTION

RESOLVED, to authorize Luis Germán Campos Orozco, Andrés Campos Chevallier, José Raz Guzmán Castro, Karla Ivette Chávez Mireles, Itzel Mendoza Sánchez, Arturo Pérez Estrada, Luis Cortés Panameño, Adriana Garcia-Cuellar Wood, Humberto Molina González, Fernando Alamilla Torres, Eugenio Ballesteros Wise, Mauricio Garibaldi Bustamante and/or Andrés Gallastegui Rodríguez, so that any of them may, acting individually, (i) appear before the notary public or public broker of their choice to formalize, in whole or in part, the contents of these resolutions into a public instrument; (ii) if necessary, register the contents thereof with the corresponding Public Registry of Commerce; (iii) transcribe the text of these resolutions into the corresponding corporate minutes book; (iv) request certified copies of the public instrument; and/or (v) in general, carry out any and all acts they deem necessary to complete and formalize any of the resolutions approved herein.

[Minutes of the Ordinary Shareholders’ Meeting of Betterware de México, S.A.P.I. de C.V. held on July, 20, 2026 at 10:00 hours]

It is hereby recorded that, from the beginning until the adjournment of this Meeting, the shareholders mentioned in the Attendance List of the Meeting were present.

The following are attached as exhibits to these minutes of the Meeting:

Exhibit A Call notice for the Meeting published in the Electronic System for Publications of Commercial Companies.

Exhibit B Documents evidencing shareholder status or the corresponding proxy letters.

Exhibit C Attendance List of the Meeting.

There being no further matters to discuss, the agenda was deemed exhausted and the Meeting was adjourned at 11:30 a.m., after a brief recess to prepare these minutes, which were read and approved by all those present and signed by the Chairman and Secretary of the Meeting.

/s/ Luis Germán Campos Orozco	/s/ José Raz Guzmán Castro
Luis Germán Campos Orozco	José Raz Guzmán Castro
Chairman	Secretary

* * *

[Minutes of the Ordinary Shareholders’ Meeting of Betterware de México, S.A.P.I. de C.V. held on July, 20, 2026 at 10:00 hours]

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